Brett R. Chapman Chief Legal Officer Herbalife Ltd. T: 213 745 0484 F: 213 765 9808 800 West Olympic Boulevard Suite 406 Los Angeles, CA 90015

March 26, 2013

John Reynolds

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Your Letter Dated March 21, 2013 (the “Comment Letter”)

Regarding Herbalife Ltd. (File No. 001-32381)’s

Preliminary Proxy Statement on Schedule 14A

Filed on March 1, 2013 (the “Preliminary Proxy”)

Dear Mr. Reynolds:

Herbalife Ltd. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. The Company appreciates the Staff’s comments as well as the opportunity the review process provides to improve the content of the Company’s public filings.

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, the headings and paragraphs below correspond to the headings and comments in the Comment Letter, with the Staff’s comments presented in bold italicized text. We have included as Exhibit A hereto the changes to the Preliminary Proxy discussed in our responses below that we propose to make in response to the Staff’s comments. In response to the Comment Letter the Company offers the following responses:

Proposal 1: The Election of Directors, page 5

Nominees, page 7

1.	Please briefly describe the arrangement you entered into with Carl Icahn and related entities for the nomination of Jonathan Christodoro and Keith Cozza. In this regard, we note the disclosure in your Form 8-K filed March 1, 2013. Please see Item 401 of Regulation S-K for guidance.

Company Response:

We note the Staff’s comment, and in response thereto, we propose to add additional disclosure to pages 5 and 7 of the Preliminary Proxy as marked in Exhibit A to briefly describe the referenced arrangement we entered into with Carl Icahn and related entities.

The Board of Directors, page 11

2012 Director Compensation, page 13

2.	We note your disclosure that your directors John Tartol and Pedro Cardoso are also Herbalife distributors and members of your Chairman’s Club. You also disclose that they are “active in training other Herbalife distributors all over the world and ha[ve] served on various strategy and planning groups for Herbalife.” Please advise us why you have not provided disclosure pursuant to Item 402(k) of Regulation S-K of the compensation they receive in their various capacities and positions with Herbalife. Please also refer to Regulation S-K C&DI 227.01 for guidance.

Company Response:

We note the Staff’s comment, and in response thereto, respectfully note that we have historically disclosed all relationships between Herbalife and any independent distributor that served on our Board of Directors, including Messrs. Tartol and Cardoso, and at no point has our Board determined that any such individual was an independent director. Additionally, neither director has had or currently has any consulting arrangement with Herbalife. However, as members of our Chairman’s Club, each of Messrs. Tartol and Cardoso may be entitled to speaking fees for presenting at certain Herbalife events and, from time to time, may receive gifts from the Company. Other than the foregoing and the reimbursement or payment of reasonable expenses related to these activities, neither director receives any compensation for their activities related to training other distributors or for their services on any strategy, planning or other groups for Herbalife. Messrs. Tartol and Cardoso participate in these additional functions voluntarily because their participation helps grow their downline distributor networks. We also have not considered any payments made to any distributor director in respect of their activities as independent distributors as compensation disclosable under Item 402(k) of Regulation S-K. We have viewed these royalty payments as commissions for sales within the director’s distributor network rather than consulting or similar fees as contemplated by C&DI 227.01. These royalties and other amounts are paid on the same terms that would be available to all Herbalife independent distributors who attained a similar level of success. However, in the interest of more enhanced disclosure, we propose to update the Director Compensation table on page 13 of the Preliminary Proxy as marked in Exhibit A to disclose the royalties and any other amounts described above (excluding the payment of or reimbursement for reasonable expenses noted above) received by the referenced directors in 2012 in the “All Other Compensation” column with appropriate descriptive footnotes.

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We trust this response has addressed the Staff’s questions relating to the Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

HERBALIFE LTD.

By:	/s/ Brett R. Chapman
Brett R. Chapman
Chief Legal Officer and Corporate Secretary

Exhibit A

Important Notice Regarding the Availability of Proxy Materials for the Annual General

Meeting of Shareholders to Be Held on April 25, 2013.

The Proxy Statement and Annual Report to Shareholders are available at http:// www.edocumentview/HLF.

PROPOSAL 1:

THE ELECTION OF DIRECTORS

Generally

Our Amended and Restated Memorandum and Articles of Association, or the Memorandum and Articles of Association, presently provide for not less than one nor more than fifteen directors. The Board of Directors has, by resolution, presently fixed the number of directors at nine. The Memorandum and Articles of Association divide the Board of Directors into three classes, with the terms of office of each class of directors currently ending in different years. Currently the Board consists of four directors in Class I, two in Class II and three in Class III. The current terms of office of Class III directors end at the Meeting. The current terms of office of Class I and Class II directors end at the annual general meetings in 2014 and 2015, respectively.

Our Board of Directors has resolved that, immediately prior to the Meeting, the Board be expanded to eleven directors, with four directors in Class I, four directors in Class II and three directors in Class III. This expansion will result in two vacancies in Class II. The Board has nominated each of Jonathan Christodoro and Keith Cozza for election as Class II directors to serve two-year terms expiring at the 2015 annual general meeting. The Board has nominated each of Leroy T. Barnes, Jr., Richard P. Bermingham and Jeffrey T. Dunn for election as Class III directors to serve three-year terms expiring at the 2016 annual general meeting. Messrs. Christodoro and Cozza were recommended for nomination pursuant to that certain Support Agreement, dated February 28, 2013, by and between the Company, Carl C. Icahn, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III, LP, Icahn Offshore LP, Icahn Partners LP, Icahn Onshore LP, Beckton Corp., Hopper Investments LLC, Barberry Corp., High River Limited Partnership, Icahn Capital LP, IPH GP LLC, Icahn Enterprises Holdings L.P., and Icahn Enterprises G.P. Inc., or collectively, the Icahn Parties, by the Icahn Parties. The Support Agreement provides that, among other things, the Company will increase the size of its Board from nine to eleven directors prior to the Meeting and nominate two designees of the Icahn Parties who are approved by the Nominating and Corporate Governance Committee for election to the Board at the Meeting. The Support Agreement also includes standstill and voting provisions applicable to the Icahn Parties’ ownership of Company common shares. The Company did not receive any shareholder nominations for director.

The persons named as proxies on the accompanying proxy card intend to vote the Common Shares as to which they are granted authority to vote for the election of the nominees listed above. The form of proxy card does not permit shareholders to vote for a greater number of nominees than three. Although the Board of Directors does not know of any reason why any nominee will be unavailable for election, in the event any nominee should be unavailable at the time of the Meeting, the proxies may be voted for a substitute nominee as selected by the Board of Directors.

Director Qualifications

The Board believes that the Board, as a whole, should possess a combination of skills, professional experience and diversity of backgrounds necessary to oversee the Company’s business. In addition, the Board believes that there are certain attributes that every director should possess, as reflected in the Board’s membership criteria discussed below. Accordingly, the Board and the nominating and corporate governance committee consider the qualifications of directors and director candidates individually and in the broader context of the Board’s overall composition and the Company’s current and future needs.

The nominating and corporate governance committee is responsible for developing and recommending Board membership criteria to the Board for approval. The criteria, which are set forth in the Company’s Principles of Corporate Governance, are available on the Company’s website, www.herbalife.com, by following the links through “Investor Relations” to “Corporate Governance,” and include business experience and skills, independence, judgment, integrity, the ability to commit sufficient time and attention to Board activities, and the absence of potential conflicts with the Company’s interests. In addition, the nominating and corporate governance committee periodically evaluates the composition of the Board to assess the skills and experience that are currently represented on the Board, as well as the skills and experience that the Board will find valuable in the future, given the Company’s current situation and strategic plans. The nominating and corporate governance committee seeks a variety of occupational, educational, and personal backgrounds on the Board in order to obtain a range of viewpoints and perspectives and to enhance the diversity of the Board in such areas as professional experience, geography, race, gender, ethnicity and age. While the nominating and corporate governance committee does not have a formal policy with respect to diversity, the nominating and corporate governance committee believes that it is essential that Board members represent diverse viewpoints. This periodic assessment enables the Board to update the skills and experience it seeks in the Board as a whole, and in individual directors, as the Company’s needs evolve and change over time and to assess effectiveness of efforts at pursuing diversity. In identifying director candidates from time to time, the nominating and corporate governance committee may establish specific skills and experience that it believes the Company should seek in order to constitute a balanced and effective Board.

In evaluating director candidates, and considering incumbent directors for renomination to the Board, the nominating and corporate governance committee has considered a variety of factors. These include each nominee’s independence, financial literacy, personal and professional accomplishments and experience, each in light of the composition of the Board as a whole and the needs of the Company in general, and for incumbent directors, past performance on the Board. The process undertaken by the nominating and corporate governance committee in recommending qualified director candidates is described below under “The Board of Directors — Board Committees — Nominating and Corporate Governance Committee.”

The table below sets forth information about the five nominees and the directors whose terms of office continue beyond the Meeting including each such person’s specific experience, qualifications, attributes and skills that led our Board of Directors to conclude that such nominee/director should serve on our Board of Directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” JONATHAN CHRISTODORO, KEITH COZZA, LEROY T. BARNES, JR., RICHARD P. BERMINGHAM AND JEFFREY T. DUNN.

NOMINEES

Name and Experience	Class	Director Since

Jonathan Christodoro, age 36, serves as a Managing Director of Icahn Capital LP. Mr. Christodoro is responsible for identifying, analyzing and monitoring investment opportunities and portfolio companies for Icahn Capital. Prior to joining Icahn Capital LP, Mr. Christodoro served in various investment and research roles at P2 Capital Partners, LLC, Prentice Capital Management, LP and S.A.C Capital Advisors, LP. Mr. Christodoro began his career as an investment banking analyst at Morgan Stanley, where he focused on merger and acquisition transactions across a variety of industries. Mr. Christodoro received an M.B.A from the University of Pennsylvania’s Wharton School of Business with Distinction, majoring in Finance and Entrepreneurial Management. Mr. Christodoro received a B.S. in Applied Economics and Management Magna Cum Laude with Honors Distinction in Research from Cornell University. Mr. Christodoro also served in the United States Marine Corps. Mr. Christodoro was recommended by the Icahn Parties pursuant to the Support Agreement.

	II	--

Keith Cozza, age 34, is currently the Chief Financial Officer of Icahn Associates Holding LLC, a position he has held since 2006. Since February 2013, Mr. Cozza has served as Executive Vice President of Icahn Enterprises G.P. Inc., the general partner of Icahn Enterprises L.P. (a diversified holding company engaged in a variety of businesses, including investment, automotive, energy, gaming, railcar, food packaging, metals, real estate and home fashion), and Chief Operating Officer of Icahn Capital LP, the entity through which Carl C. Icahn manages investment funds. Mr. Cozza served as Controller at Icahn Associates Holding LLC from 2004 to 2006. Prior to that Mr. Cozza was a senior assurance associate at Grant Thornton LLP. Mr. Cozza has been a director of: CVR Refining GP, LLC, the general partner of CVR Refining, LP, an independent downstream energy limited partnership, since January 2013; Icahn Enterprises G.P. Inc. since September 2012; and XO Holdings, a competitive provider of telecom services, since August 2011. Mr. Cozza was previously a director of MGM Holdings Inc., an entertainment company focused on the production and distribution of film and television content, from April 2012 to August 2012. CVR Refining and XO Holdings are indirectly controlled by Carl C. Icahn. Mr. Icahn also previously had a non-controlling interest in MGM Holdings through the ownership of securities. Mr. Cozza holds a B.S. in Accounting from the University of Dayton. Mr. Cozza was recommended by the Icahn Parties pursuant to the Support Agreement.

	II	--

2012 Director Compensation

The table below summarizes the compensation paid by the Company to non-management directors for the fiscal year ended December 31, 2012.

Name	Fees Earned or Paid in Cash ($)	Option/SAR Awards ($)(1)	All Other Compensation ($)		Total ($)
Leroy T. Barnes, Jr.	116,874	109,994	—		226,868
Richard P. Bermingham	131,874	109,994	—		241,868
Carole Black	87,290	109,994	—		197,284
Pedro Cardoso	75,874	109,994	1,592,015.66	(3)	1,777,883.66
Murray H. Dashe(2)	41,207	—	—		41,207
Jeffrey T. Dunn	103,310	109,994	—		213,304
Michael J. Levitt	88,874	109,994	—		198,868
Colombe M. Nicholas	86,874	109,994	—		196,868
John Tartol	75,874	109,994	3,025,980.75	(4)	3,211,848.75

(1)	Amounts represent the aggregate grant date fair value of the relevant award(s) presented in accordance with ASC Topic 718, “Compensation — Stock Compensation.” See note 9 of the notes to consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 regarding assumptions underlying valuation of equity awards.

(2)	Mr. Dashe declined to stand for reelection in 2012 and his Board service ended on April 26, 2012.

(3)	Amount includes $62,000 in fees for speaking at Herbalife events, $7,500 in gifts and $1,522,515.66 in royalties and bonuses earned in respect of Mr. Cardoso’s activities as an independent distributor.

(4)	Amount includes $82,000 in fees for speaking at Herbalife events, $7,500 in gifts and $2,936,480.75 in royalties and bonuses earned in respect of Mr. Tartol’s activities as an independent distributor.

Each non-management director receives (i) $60,000 per year for services as a director and $5,000 for each Board committee on which the director served, an additional $20,000 per year for the Lead Director, an additional $15,000 per year for the chair of the audit committee, an additional $10,000 per year for the chair of the compensation committee and an additional $5,000 per year for the chair of the nominating and corporate governance committee, (ii) $1,500 for each Board meeting attended by the director in person or $1,000 per Board meeting attended telephonically, (iii) $2,500 for each audit committee meeting attended either in person or telephonically and (iv) $1,500 for each compensation committee and for each nominating and corporate governance committee meeting attended either in person or telephonically. Effective February 13, 2012, the annual retainer payable to all non-management directors was raised to $70,000 and the annual retainer payable to the chair of the nominating and corporate governance committee was raised to $10,000. Cash fees with respect to Board or committee membership or service as the Lead Director or a committee chair are paid ratably assuming twelve consecutive months of service from the date the particular membership or service commences. Cash fees for attending Board or committee meetings are paid in the month following the meeting date. Non-management directors also receive an annual equity grant pursuant to the Company’s Amended and Restated Non-Management Directors Compensation Plan, which is part of the Herbalife Ltd. Amended and Restated 2005 Stock Incentive Plan, in the form of stock-settled stock appreciation rights, or SARs, with a grant date fair value (as determined for financial reporting purposes) of $110,000 (rounded down to the nearest whole unit), which vest in four equal installments of 25% on July 15 and October 15 of the year of grant and January 15 and April 15 of the following year.

The Company has adopted stock ownership guidelines applicable to each non-management director. Specifically, each non-management director is encouraged to hold Common Shares and/or vested equity awards with a value equal to five times such director’s annual retainer within two years of such director’s appointment or election to the Board of Directors. As of the date of this Proxy Statement, each of Mme. Nicholas and Messrs. Bermingham, Levitt and Tartol is compliant with these guidelines, Mme. Black is still in her initial two-year period, and Messrs. Barnes, Cardoso and Dunn are still working towards compliance.

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